EXHIBIT 99.3

Disclosure of Transactions in Own Shares

Paris, September 11, 2023 – In accordance with the authorization given by the ordinary shareholders’ general meeting on May 26, 2023, to trade on its shares and pursuant to applicable law on share repurchase, TotalEnergies SE (LEI: 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from September 4 to September 8, 2023:

Transaction Date	Total daily volume (number of shares)	Daily weighted average purchase price of shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)
04/09/2023	280,374	58.919409	16,519,470.38	XPAR
04/09/2023	201,000	58.861595	11,831,180.60	CEUX
04/09/2023	30,000	58.873051	1,766,191.53	TQEX
04/09/2023	15,000	58.874789	883,121.84	AQEU
05/09/2023	331,660	59.214098	19,638,947.74	XPAR
05/09/2023	145,000	59.256377	8,592,174.67	CEUX
05/09/2023	25,000	59.369242	1,484,231.05	TQEX
05/09/2023	25,000	59.383866	1,484,596.65	AQEU
06/09/2023	403,164	59.635632	24,042,939.94	XPAR
06/09/2023	80,000	59.639984	4,771,198.72	CEUX
06/09/2023	20,000	59.642814	1,192,856.28	TQEX
06/09/2023	20,000	59.647849	1,192,956.98	AQEU
07/09/2023	275,883	59.815757	16,502,150.49	XPAR
07/09/2023	194,000	59.829737	11,606,968.98	CEUX
07/09/2023	30,000	59.820442	1,794,613.26	TQEX
07/09/2023	25,000	59.850597	1,496,264.93	AQEU
08/09/2023	297,824	60.061448	17,887,740.69	XPAR
08/09/2023	169,860	60.089890	10,206,868.72	CEUX
08/09/2023	35,000	60.091775	2,103,212.13	TQEX
08/09/2023	20,000	60.108202	1,202,164.04	AQEU
Total	2,623,765	59.532713	156,199,849.59

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) a full breakdown of the individual trades are disclosed on the TotalEnergies website: https://totalenergies.com/investors/shares-and-dividends/total-shares/info/company-share-transactions

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in nearly 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Media Relations:+33 (0)1 47 44 46 99l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations:+33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).